================================================================================

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                               -------------------

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                   PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
                         SECURITIES EXCHANGE ACT OF 1934

                         For the month of November, 2004

                        Commission File Number 000-50991

                                TELVENT GIT, S.A.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                 VALGRANDE, 6, 28108, ALCOBENDAS, MADRID, SPAIN
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                        Form 20-F   X         Form 40-F
                                  -----                  -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                        Yes                   No X
                            -----                -----

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                        Yes                   No X
                            -----                -----

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                        Yes                   No X
                            -----                -----

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                TABLE OF CONTENTS

I.    FINANCIAL INFORMATION
      A. Financial Statements........................................................................    4
           Unaudited Condensed Consolidated Balance Sheets...........................................    4
           Unaudited Condensed Consolidated Statements of Operations.................................    6
           Unaudited Condensed Statements of Cash Flow...............................................    7
           Unaudited Condensed Consolidated Statements of Shareholders' Equity.......................    8
           Notes to Unaudited Condensed Consolidated Financial Statements............................    9
      B. Management's Discussion and Analysis of Financial Condition and Results of Operations.......   19
           Overview..................................................................................   19
           Results of Operations.....................................................................   20
           Changes in Financial Condition............................................................   28
           Forward-Looking Statements................................................................   30
      C. Quantitative and Qualitative Disclosures About Market Risk..................................   31
           Exchange Rate Risk........................................................................   31
           Interest Rate Risk........................................................................   33
           Equity Price Risk.........................................................................   33
II.   OTHER INFORMATION..............................................................................   34
      A. Legal Proceedings...........................................................................   34
      B. Use of Proceeds.............................................................................   34

      Telvent GIT, S.A. (the "Company"), a Spanish corporation, is an information technology company that provides value-added real-time products and services solutions to customers in targeted industrial sectors (Energy, Traffic, Transport and Environment) primarily in Europe, North America, Latin America (including Mexico) and China.

      We are furnishing the information included in this Form 6-K pursuant to our agreement with the underwriters of the initial public offering of our ordinary shares pursuant to a Registration Statement on Form F-1 dated October 21, 2004 that we would quarterly furnish to the SEC and post on our website for a period of three years a Form 6-K that includes financial statements prepared and presented in U.S. GAAP and substantially the same other information required by a Form 10-Q.

                            I. FINANCIAL INFORMATION

A. FINANCIAL STATEMENTS

                                    TELVENT
                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
          (IN THOUSANDS OF EUROS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                       AS OF         AS OF
                                                                                   SEPTEMBER 30,  DECEMBER 31,
                                                                                       2004           2003
                                                                                   ------------   -----------
ASSETS:
CURRENT ASSETS:
  Cash .........................................................................     E 17,623       E 27,735
  Available-for-sale securities and other short-term investments ...............        3,163          3,311
  Investments held at cost .....................................................            0         25,490
  Derivative contracts .........................................................        2,773          2,816
  Accounts receivable (net of allowances of E1,665 as of September 30, 2004 and
   E2,145 as of December 31, 2003) .............................................       84,868         68,287
  Unbilled revenues ............................................................       49,880         25,706
  Due from related parties .....................................................       17,471         65,863
  Inventory ....................................................................       20,360         11,361
  Deferred tax assets ..........................................................        2,794          7,267
  Other current assets .........................................................          546            646
                                                                                     --------       --------
   TOTAL CURRENT ASSETS ........................................................     E199,478       E238,482
Other investments ..............................................................        1,422          2,856
Property, plant and equipment (net of accumulated depreciation of E27,681 as of
  September 30, 2004 and E24,681 as of December 31, 2003) ......................       49,579         48,251
Prepaid expenses and other assets ..............................................        1,295            134
Deferred tax assets ............................................................       14,010          7,034
Other intangible assets (net of accumulated amortization of E9,192 as of
  September 30, 2004 and E4,812 as of December 31, 2003) .......................        7,816          8,400
Goodwill .......................................................................       12,273         11,347
                                                                                     --------       --------
   TOTAL ASSETS ................................................................     E285,873       E316,504
                                                                                     ========       ========
LIABILITIES AND SHAREHOLDERS' EQUITY:
CURRENT LIABILITIES:
  Accounts payable .............................................................     E106,264       E 94,177
  Billing in excess of cost and estimated earnings .............................       17,472         10,880
  Accrued and other liabilities ................................................        6,974         12,092
  Income taxes payable .........................................................        8,938          8,500
  Deferred tax liabilities .....................................................        3,820          2,327
  Due to related parties .......................................................       15,074         60,637
  Current portion of long-term debt ............................................       10,142          8,826
  Short-term debt ..............................................................        2,922         14,868
  Short-term leasing obligations ...............................................        1,725            879
  Derivative contracts .........................................................        2,638          3,917
                                                                                     --------       --------
   TOTAL CURRENT LIABILITIES ...................................................     E175,969       E217,103
Long-term debt less current portion ............................................       18,881         25,791
Long-term leasing obligations ..................................................        3,026            914
Other long-term liabilities ....................................................       13,771          9,754
Deferred tax liabilities .......................................................            0              2
Unearned income ................................................................        1,216            474
                                                                                     --------       --------
   TOTAL LIABILITIES ...........................................................     E212,863       E254,038
                                                                                     --------       --------

                                                                                       AS OF          AS OF
                                                                                   SEPTEMBER 30,  DECEMBER 31,
                                                                                       2004           2003
                                                                                   ------------   -----------
Minority interest .............................................................         1,822          1,259
Stock compensation plan, net ..................................................         1,934            874
Commitments and contingencies (Note 7)
SHAREHOLDERS' EQUITY:
  Common stock, E3.005 par value, 20,000,000 shares authorized and outstanding,
   same class and series ......................................................        60,101         60,101
  Cumulative other comprehensive income (loss) ................................        (1,422)          (431)
  Retained earnings ...........................................................        10,575            663
                                                                                    ---------      ---------
TOTAL SHAREHOLDERS' EQUITY ....................................................     E  69,254      E  60,333
                                                                                    ---------      ---------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY ....................................     E 285,873      E 316,504
                                                                                    =========      =========

    The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

                                     TELVENT
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
           (IN THOUSANDS OF EUROS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                            THREE MONTHS ENDED                         NINE MONTHS ENDED
                                                               SEPTEMBER 30,                             SEPTEMBER 30,
                                                               -------------                             -------------
                                                         2004                 2003                 2004                 2003
                                                     ------------         ------------         ------------         ------------
Revenues ....................................        E     72,680         E     58,252         E    199,217         E    166,049
Cost of revenues ............................              56,422               45,602              154,565              130,040
                                                     ------------         ------------         ------------         ------------
GROSS PROFIT ................................        E     16,258         E     12,650         E     44,652         E     36,009
                                                     ------------         ------------         ------------         ------------
General and administrative ..................               5,091                4,874               16,446               16,680
Sales and marketing .........................               1,582                  984                5,928                4,601
Research and development ....................               2,565                1,238                6,079                4,409
Depreciation and amortization ...............               1,912                1,877                5,461                5,068
                                                     ------------         ------------         ------------         ------------
  TOTAL OPERATING EXPENSES ..................        E     11,150         E      8,973         E     33,914         E     30,758
                                                     ------------         ------------         ------------         ------------
INCOME FROM OPERATIONS ......................        E      5,108         E      3,677         E     10,738         E      5,251
Financial (expense), net ....................                (949)                (968)              (2,843)              (2,123)
Other income (expense), net .................                  34                  (64)                  96                  (64)
                                                     ------------         ------------         ------------         ------------
  TOTAL OTHER INCOME (EXPENSE) ..............        E       (915)        E     (1,032)        E     (2,747)        E     (2,187)
                                                     ------------         ------------         ------------         ------------
INCOME BEFORE INCOME TAXES ..................               4,193                2,645         E      7,991         E      3,064
Income tax expense ..........................                 898                  888                1,008                  838
                                                     ------------         ------------         ------------         ------------
NET INCOME BEFORE MINORITY INTEREST .........        E      3,295         E      1,757         E      6,983         E      2,226
Loss attributable to minority interests .....                (587)                  (8)                (629)                 (23)
                                                     ------------         ------------         ------------         ------------
NET INCOME ..................................        E      2,708         E      1,749         E      6,354         E      2,203
                                                     ============         ============         ============         ============
EARNINGS PER SHARE
  Basic and diluted net income per share ....                0.14                 0.09                 0.32                 0.11
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
  Basic and diluted .........................          20,000,000           20,000,000           20,000,000           20,000,000
                                                     ============         ============         ============         ============

The consolidated statement of operations includes the following income and (expense) items from transactions with related parties:

                                         THREE MONTHS ENDED             NINE MONTHS ENDED
                                            SEPTEMBER 30,                 SEPTEMBER 30,
                                            -------------                 -------------
                                         2004           2003           2004           2003
                                         ----           ----           ----           ----
Revenues .........................      2,775          2,571          9,029          7,885
Cost of revenues .................     (2,320)        (1,430)        (5,818)        (5,249)
General and administrative .......     (1,291)          (727)        (3,272)        (3,209)
Financial income (expense), net...        623           (392)           173           (652)

    The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

                                     TELVENT
            UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
           (IN THOUSANDS OF EUROS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                   NINE MONTHS ENDED
                                                                                      SEPTEMBER 30,
                                                                                      -------------
                                                                                  2004          2003
                                                                                  ----          ----
CASH FLOW FROM OPERATING ACTIVITIES:
Net income before minority interest ........................................    E  6,983     E  2,226
Adjustments to reconcile net income to net cash provided by operating income       5,058        5,299
Change in operating assets and liabilities .................................     (20,947)     (16,909)
Changes in operating assets and liabilities due to joint ventures ..........        (942)          --
                                                                                --------     --------
  NET CASH (USED IN) OPERATING ACTIVITIES ..................................    E (9,848)    E (9,384)
                                                                                ========     ========
CASH FLOW FROM INVESTING ACTIVITIES:
Restricted cash -- guaranteed deposit of long term investments .............          --       49,681
Due from related parties* ..................................................     (28,143)      14,565
Metso acquisition, net of cash .............................................      (5,225)     (20,428)
ICX acquisition, net of cash ...............................................        (720)          --
Xwave acquisition, net of cash .............................................        (996)          --
ViryaNet acquisition .......................................................          --       (1,009)
Purchase of property, plant and equipment ..................................      (3,057)      (5,193)
Disposal of other investments ..............................................      32,433       (3,952)
                                                                                --------     --------
  NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES ......................    E (5,708)    E 33,664
                                                                                ========     ========
CASH FLOW FROM FINANCING ACTIVITIES:
Proceeds from short-term and long-term debt ................................       1,662       12,901
Repayment of short-term and long-term debt .................................     (19,518)      (1,684)
Due to related parties* ....................................................      20,390      (58,625)
                                                                                --------     --------
  NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES ......................    E  2,534     E(47,408)
                                                                                ========     ========
  NET (DECREASE) IN CASH ...................................................     (13,022)     (23,128)
Net effect of foreign exchange in cash and cash equivalents ................        (340)        (355)
Cash at the beginning of period ............................................      27,735       32,731
Joint venture cash and cash equivalents at the beginning of period .........       3,250           --
Cash at the end of period ..................................................    E 17,623     E  9,248
                                                                                --------     --------
Supplemental disclosure of cash information:
Cash paid during the period:
Income taxes ...............................................................       1,709          167
Interest ...................................................................    E  4,531     E  5,296

---------

* As a result of the new bilateral credit agreement signed in 2004 and described in Note 6 to these Unaudited Condensed Consolidated Financial Statements, there was a direct netting of E24,537 of balances due to and from related parties.

    The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

                                     TELVENT
       UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
           (IN THOUSANDS OF EUROS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                          ACCUMULATED
                              ORDINARY SHARES      ADDITIONAL    UNEARNED                     OTHER           TOTAL
                           -------------------      PAID-IN     STOCK BASED    RETAINED   COMPREHENSIVE   SHAREHOLDERS'
                           SHARES       AMOUNT      CAPITAL    COMPENSATION    EARNINGS   INCOME/(LOSS)      EQUITY
                           ------       ------      -------    ------------    --------   -------------      ------
Balance, December 31,
  2002.................   20,00,000    E 60,101       E --         E --        E  2,346     E (1,254)       E 61,193
Net income.............          --          --         --           --           2,203           --           2,203
Unrealized gains
  (losses) on
  available-for-sale
  securities, net of
  taxes................                                                                          248             248
Foreign currency
  translation
  adjustment...........          --          --         --           --                        1,900           1,900
                         ----------    --------       ----         ----        --------     --------        --------
Balance, September
  30, 2003.............  20,000,000    E 60,101       E --         E --        E  4,549     E    894        E 65,544
                         ==========    ========       ====         ====        ========     ========        ========

                                                                                           ACCUMULATED
                                  ORDINARY SHARES      ADDITIONAL   UNEARNED                   OTHER          TOTAL
                                -------------------     PAID-IN   STOCK BASED    RETAINED  COMPREHENSIVE   SHAREHOLDERS'
                                SHARES       AMOUNT     CAPITAL   COMPENSATION   EARNINGS  INCOME/(LOSS)      EQUITY
                                ------       ------     -------   ------------   --------  -------------      ------
Balance, December 31,
  2003......................  20,000,000    E 60,101     E --         E --        E  663     E    (431)      E 60,333
Net income..................          --          --       --           --         6,354                        6,354
Unrealized gains
  (losses) on
  available-for-sale
  securities, before sale...          --          --       --           --            --        (1,069)        (1,069)
EFFECT OF THE SALE OF
  SECURITIES AND
  AFFILIATES TO RELATED
  PARTIES...................          --          --       --           --         3,558           704          4,262
Foreign currency
  translation adjustment....          --          --       --           --                        (626)          (626)
                              ----------    --------    -----         ----       -------     ---------       --------
Balance, September 30,
  2004......................  20,000,000    E 60,101    E  --         E --       E10,575     E (1,422)       E 69,254
                              ==========    ========    =====         ====       =======     =========       ========

Effective April 15, 2004, the shareholders approved a 200 for 1 split of ordinary shares, which caused shares to increase from 100,000 to 20,000,000. The nominal value of the shares decreased accordingly from E601.01 to E3.005.

    The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

                                     TELVENT
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (IN THOUSANDS OF EUROS, EXCEPT SHARE AND PER SHARE AMOUNTS)

These financial statements should be read in conjunction with the consolidated financial statements and related notes included in the Company's Registration Statement on Form F-1, dated October 21, 2004. The interim period results are not necessarily indicative of the results to be expected for the full year.

1. DESCRIPTION OF BUSINESS

Telvent GIT, S.A. ("Telvent" or the "Company") is an information technology company that provides value-added real-time products and services solutions to customers in targeted industrial sectors (Energy, Environment, Traffic, Transport) primarily in Europe, North America, Latin America (including Mexico) and China. These products and services solutions enable its customers to more efficiently manage their core operations and business processes.

2. SIGNIFICANT ACCOUNTING POLICIES

BASIS OF PRESENTATION

The accompanying condensed consolidated financial statements (the "Unaudited Condensed Consolidated Financial Statements") have been prepared pursuant to the rules and regulations of the Securities and Exchange Commission ("SEC").

The Unaudited Condensed Consolidated Financial Statements are unaudited but include all adjustments (consisting of normal recurring adjustments) which the Company's management considers necessary for a fair presentation of the financial position as of such dates and the operating results and cash flows for those periods. Certain information and footnote disclosures normally included in financial statements prepared in accordance with accounting principles generally accepted in the U.S. have been condensed or omitted pursuant to such SEC rules and regulations. The results of operations for the nine-month period ended September 30, 2004 may not necessarily be indicative of the operating results that may be expected for the entire year. The Unaudited Condensed Consolidated Financial Statements contained herein should be read in conjunction with the financial statements and notes thereto for the years ended December 31, 2003 and 2002.

STOCK COMPENSATION PLAN

The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25"), and related interpretations in accounting for its formula-based stock purchase plan. Compensation expense is recognized in earnings at the balance sheet date based on a formula with the exception of shares granted after January 1, 2003, where compensation expense has been recognized based on the excess, if any, of the fair value of the Company's stock at the grant date of the award over the amount an employee is required to pay to acquire the stock. The Company discloses pro forma earnings and earnings per share to reflect compensation costs in accordance with the methodology prescribed under SFAS No. 123, Accounting for Stock-Based Compensation ("SFAS 123").

                                     TELVENT
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (IN THOUSANDS OF EUROS, EXCEPT SHARE AND PER SHARE AMOUNTS)

As allowed by SFAS 148, Accounting for Stock-Based Compensation -- Transition and Disclosure, the Company has elected to continue to utilize the accounting method prescribed by APB 25. The applicable disclosure requirements of SFAS 148 have been provided below for the nine-month periods ended September 30, 2004 and 2003:

                                                                                        NINE MONTHS ENDED
                                                                                          SEPTEMBER 30,
                                                                                          -------------
                                                                                         2004       2003
                                                                                         ----       ----
Net income as reported ............................................................     E6,354     E2,203
Basic and diluted earnings per share as reported in Euro ..........................       0.32       0.11
Share based compensation cost included in net income as reported ..................     E1,059     E  400
The additional share-based employee compensation cost that would have been included in the determination of net income if the fair value based method had been
     applied to all awards ........................................................     E1,011     E1,474
Pro forma net income as if the fair value based method had been applied to all
     awards .......................................................................     E5,343     E  729
Pro forma basic and diluted earnings per share as if the fair value based method
     had been applied to all awards in Euro .......................................     E 0.27     E 0.04

REVENUE RECOGNITION

The Company has adopted the provisions of Emerging Issues Task Force Issue 00-21 "Accounting for Revenue Arrangements with Multiple Deliverables" ("EITF 00-21") as of January 1, 2004. EITF 00-21 addresses the accounting treatment for an arrangement to provide the delivery or performance of multiple products and/or services where the delivery of a product or system or performance of services may occur at different points in time or over different periods of time. The Emerging Issues Task Force reached a consensus regarding, among other issues, the applicability of the provisions regarding separation of contract elements in EITF 00-21 to contracts where one or more elements fall within the scope of other authoritative literature, such as SOP 81-1. EITF 00-21 does not impact the use of SOP 81-1 for contract elements that fall within the scope of SOP 81-1, such as the implementation or development of an information technology system to client specifications under a long-term contract. EITF 00-21 did not have a material impact on our financial position as of, or results of operations for, the three- and nine-month periods ended September 30, 2004.

FIN 46, CONSOLIDATION OF VARIABLE INTEREST ENTITIES

In January 2003, the FASB issued FIN 46 Consolidation of Variable Interest Entities, as an interpretation of Accounting Research Bulletin No. 51, Consolidated Financial Statements. This was revised in December 2003 and re-issued as FIN 46-R.

FIN 46-R addresses consolidation of variable interest entities ("VIEs") by parties holding variable interests in those entities. An entity is considered a VIE if the equity investment at risk is not sufficient to permit the entity to finance its activities without additional subordinated financial support or if the equity investors lack one of the following three characteristics of a controlling financial interest. First, the equity investors lack the ability to make decisions about the entity's activities through voting rights or similar rights. Second, they do not bear the obligation to absorb the expected losses of the entity if they occur. Lastly, they do not claim the right to receive expected returns of the entity if they occur, which is compensation for the risk of absorbing the expected losses.

                                     TELVENT
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
           (IN THOUSANDS OF EUROS, EXCEPT SHARE AND PER SHARE AMOUNTS)

FIN 46-R requires that VIEs are consolidated by its primary beneficiary, which is the interest holder exposed to the majority of the entity's expected losses or residual returns. In 2003, in accordance with the transition provisions of FIN 46-R, the Company adopted FIN 46-R for all VIEs created or acquired after January 31, 2003; see Note 3 to these Unaudited Condensed Consolidated Financial Statements. The Company adopted FIN 46-R for all remaining VIEs from January 1, 2004.

INCOME TAXES

The Company has calculated the income tax expense (benefit) based on the estimated tax charge for the full year in accordance with APB 28. The variations in the relationship between income tax expense and pre-tax accounting income are primarily due to the effect of research and development expenditures that are a permanent deduction for tax purposes.

3. INVESTMENTS IN JOINT VENTURES

The Company participates in joint venture arrangements or Union Temporal de Empresas ("UTEs") in connection with its share of certain long-term service contracts.

These joint ventures are variable interest entities as they have no equity and are operated through a management committee comprised of equal representation from each of the venture partners, which makes decisions about the joint venture's activities that have a significant effect on its success. Transfer restrictions in the agreements establish a de facto agency relationship between all venture partners. In accordance with FIN 46-R, the Company consolidates those joint ventures where it is the partner most closely associated with the joint venture.

In accordance with its transition provisions, the Company applied FIN 46-R to all variable interest entities created prior to January 31, 2003 as of January 1, 2004. Prior period financial statements have not been restated. Since these entities were previously equity accounted for, the impact of consolidation of certain of these variable interest entities where the Company is the primary beneficiary did not result in a cumulative effect of an accounting change.

As of September 30, 2004, the increase of total assets from these consolidated entities amounted to E19,992. Total revenue recognized with respect to these consolidated joint ventures was E10,577, including E5,952 of revenues of other venture partners in these arrangements, during the three months ended September 30, 2004, and E27,984, including E15,984 of revenues of other venture partners in these arrangements, during the nine months ended September 30, 2004. Corresponding costs due to other joint venture partners of E5,417 and E14,902, respectively, are recognized in cost of revenues. These revenues and equivalent costs of revenues were recognized based on the billings of the other joint venture partners to the UTEs. There are no consolidated assets that are collateral for the UTEs' obligations. The Company's maximum exposure to loss as a result of its involvement with the UTEs that are not consolidated is E337.

                                     TELVENT
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
           (IN THOUSANDS OF EUROS, EXCEPT SHARE AND PER SHARE AMOUNTS)

4. INVENTORY

Inventory consists of the following:

                                                                                         AS OF            AS OF
                                                                                     SEPTEMBER 30,    DECEMBER 31,
                                                                                         2004            2003
                                                                                     -------------    ------------
Raw materials.................................................................       E         798    E      1,034
Work-in-progress..............................................................              19,562          10,327
                                                                                     -------------    ------------
                                                                                     E      20,360    E     11,361

5. LONG-TERM DEBT

As of March 31, 2004, Telvent Canada Ltd. ("Telvent Canada") was in breach of one of its quarterly covenant requirements on the credit facilities it has with La Salle Bank. As of June 11, 2004 a waiver was received for the covenant breach as of March 31, 2004. The waiver also included a reduced covenant requirement as of June 30, 2004, which Telvent Canada met. However, as of June 30, 2004 Telvent Canada would have been in breach of the original covenant terms had these applied. As of September, 30, 2004 the original covenant requirement was applicable and Telvent Canada met its obligations thereunder.

6. DUE TO AND FROM RELATED PARTIES

On April 20, 2004, the Company established a new bilateral credit arrangement with Abengoa S.A. ("Abengoa") which replaced the prior credit arrangements that the Company and its subsidiaries had with Abengoa. Under this new arrangement, the Company and Abengoa may borrow funds from or lend funds to each other, from time to time and upon not less than twenty-four hours' notice, up to a maximum of E45.0 million (or the equivalent amount in any other currency quoted in the Spanish currency market). Borrowings under this credit arrangement bear interest at EURIBOR, or LIBOR for borrowings other than in Euros, plus 75 basis points per year for a period not to exceed one year, with interest added to the outstanding balance. Each borrowing matures on the last date of the fiscal year in which such borrowing was made, without requiring any earlier payment of principal. This credit arrangement is optional and either the Company or Abengoa may elect not to make loans to the other. This arrangement has an initial term ending December 31, 2004, and renews for annual one-year terms until terminated by either party.

The terms of the prior arrangements were substantially the same as this arrangement, except that the prior arrangements involved many of the Company's subsidiaries, were E90.0 million in aggregate and created firm, and not optional, lending commitments from all involved parties.

                                     TELVENT
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
           (IN THOUSANDS OF EUROS, EXCEPT SHARE AND PER SHARE AMOUNTS)

7. COMMITMENTS AND CONTINGENCIES

Guarantees

PERFORMANCE GUARANTEES

In the normal course of business the Company provides performance guarantees in the form of performance bonds to customers that obligate the Company to fulfill the terms of the underlying contract. These bonds are for a fixed monetary amount and match the duration of the underlying contract that is generally between 18 and 36 months. The Company requests similar bonds from sub-contractors to mitigate this risk. The guarantees are generally not drawn upon as the Company will usually successfully complete the contract or renegotiate contract terms.

FINANCIAL GUARANTEES

On May 28, 2002, Abengoa entered into a syndicated loan facility in the amount of E500,000 that is guaranteed by certain of its subsidiaries, including, prior to October 26, 2004, two of the Company's subsidiaries. The facility, which expires in 2008, is used to finance projects and other investments in the business and activities of Abengoa and its subsidiaries.

On May 21, 2004, the Company requested that its two subsidiaries be released as guarantors and obligors of the syndicated loan facility. On July 9, 2004, the syndicate loan agent accepted the request and waived the guarantees given by the Company's subsidiaries with respect to this loan, subject to the closing of the Company's initial public offering and the addition of guarantors and obligors other than Telvent companies. The Company's subsidiaries were released from these guarantees on October 26, 2004, the date of the closing of the initial public offering.


The Company has provided E1,197 in respect of other financial guarantees given to companies within Abengoa.

As of September 30, 2004, the Company maintained the following guarantees:

                                                                                   AS OF SEPTEMBER 30,
                                                                    -------------------------------------------
                                                                                     ESTIMATED
                                                                     MAXIMUM       PROCEEDS FROM      CARRYING
                                                                    POTENTIAL       COLLATERAL/      AMOUNT OF
                                                                     PAYMENTS         RECOURSE      LIABILITIES
                                                                    ---------      -------------    -----------
Performance guarantees...............................               E  89,662      E       2,159    E        --
Financial guarantees.................................                 501,197                 --             --
                                                                    ---------      -------------    -----------
                                                                    E 590,859      E       2,159    E        --
                                                                    =========      =============    ===========

The maximum potential payments represent a "worst-case scenario," and do not necessarily reflect expected results. Estimated proceeds from collateral and recourse represent the anticipated value of assets that could be liquidated or received from other parties to offset the Company's payments under guarantees.

PRODUCT WARRANTIES

The Company provides warranties in connection with all of its sales contracts except for housing, hosting and maintenance contracts. Warranties typically range from one to two years depending on the contract and cover factors such as non-conformance to specifications and defects in materials and workmanship. Based on historical experience, the Company has not incurred any

                                     TELVENT
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
           (IN THOUSANDS OF EUROS, EXCEPT SHARE AND PER SHARE AMOUNTS)

material costs associated with servicing its warranties, and therefore does not accrue for such costs.

8. OTHER COSTS

During the nine-month period ended September 30, 2004, the Company incurred costs of E4,956 in connection with the preparation for and initial public offering on the NASDAQ National Market. These costs were professional fees relating to accounting advice and legal costs associated with the registration statement. Telvent's parent company, Abengoa, has agreed to fully reimburse these costs. As of September 30, 2004 these costs have been capitalized in the Company's interim consolidated financial statements.

9. STOCK COMPENSATION PLAN

In March 2004, various employees, including managers of the Company, were granted additional shares under the stock compensation plan. All shares were sold at a post-split price of E3.005 per share (E601.01 pre-split).
The estimated fair value on the date of grant was E12.37, the midpoint of the estimated offering price range (E2,475 pre-split). The total number of shares acquired by these employees was 140,000, which increased the total share capital ownership of employees to 9.236% at the date of the grant and at September 30, 2004. The Company recorded E1,312 of deferred compensation in relation to the sale of shares at the date of grant.

10. BUSINESS COMBINATIONS

ACQUISITION OF ICX

On May 21, 2004, the Company purchased 100% of the shares of ICX Sistemas, S.A. ("ICX"). ICX is engaged in the development of applications and services for the public administration and health care sectors. The aggregate purchase price was E1,778 in cash, including acquisition expenses of E104. The Company paid 50% of the total consideration at closing, with the remainder to be paid six months thereafter. The remaining 50% was held to cover the possibility of any additional contingencies arising in that six-month period. The Company acquired ICX in order to take advantage of potential synergies with Telvent's current health care solutions in public health management systems. The Company has not yet performed a formal purchase price allocation; however, as the purchase price was negotiated to reflect the carrying values of the assets and liabilities of ICX, the Company does not believe that the amount of any goodwill associated with this acquisition will be significant.

ACQUISITION OF XWAVE

At July 31, 2004, the Company purchased the Western Region business unit of Xwave Solutions Inc. Formerly part of the Halifax-based Aliant Company, Xwave specializes in customized IT solutions for a variety of sectors including Oil and Gas, primarily focused in Alberta, Canada. The aggregate purchase price was E1,877. The purchase price has two components: a payment of E1,583, being the amount of E1,877 minus an estimated working capital adjustment,

                                     TELVENT
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
           (IN THOUSANDS OF EUROS, EXCEPT SHARE AND PER SHARE AMOUNTS)

calculated based on the Pro-Forma Balance Sheet as of July 31, 2004, in the amount of E295 and a contingent, deferred payment in the amount of E629 payable that is payable 18 months from the closing date provided that certain conditions have been met. The purchase price has been allocated to the tangible assets and identifiable intangible assets acquired and liabilities assumed (net assets). The excess of the purchase price over the net assets has been allocated to goodwill.

SALES OF INVESTMENTS

In August 2004, the Company sold additional minority interests to Telvent Investments, S.L. for a net amount of E9,771. Such sales were related-party transactions and have been accounted for as equity transactions. The minority interests sold were in Talde Capital, Fondo Capital Riesgo, S.A.; Telvent Factory Holding AG; and ViryaNet Ltd.

11. SEGMENTS AND GEOGRAPHIC INFORMATION

Prior to June 30, 2004, the Company's segment results and geographic information were reported under Spanish GAAP, and U.S. GAAP adjustments were applied separately. As of and for the periods ended September 30, 2004, by management request and for reporting purposes, reporting in U.S. GAAP has been added, so that the Company's segment results and geographic information are reported to management under both U.S. and Spanish GAAP, and U.S. GAAP is used in decision-making.

The Company has five reportable operating segments. The segments are grouped with reference to the types of services provided and the types of clients that use those services. The Company assesses each segment's performance based on net revenues and gross profit or contribution margin. The five reportable operating segments are Energy, Traffic, Transport, Environment and Other. There are no inter-segment revenues. All revenues and costs recorded by segment represent direct costs. Indirect and corporate costs are included in "other corporate operating expenses" and are not allocated to the segments.

- Energy comprises three primary areas focusing on oil, gas and electricity markets. It offers flow systems and services such as flow measurement applications, applications for leak detection systems, and revenue accounting programs.

- Traffic provides services such as traffic management systems, incident detection, intersection control and city access management systems.

- Transport focuses on ticketing systems for railways and public transportation systems, such as automated toll solutions for highways and access control and payment systems for parking.

- Environment provides water and wastewater management applications, as well as meteorological information system services and solutions.

      In addition to the targeted market sectors described in the four segments above, some of the business historically has been derived from other operations and is included in the Other segment.

                                     TELVENT
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
           (IN THOUSANDS OF EUROS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                               NINE MONTH PERIOD ENDED SEPTEMBER 30, 2004
                                              -----------------------------------------------------------------------
                                               ENERGY      TRAFFIC   TRANSPORT   ENVIRONMENT     OTHER        TOTAL
                                              --------    --------   ---------   -----------    --------    ---------
Net revenues..............................    E 81,232    E 69,450   E  13,665   E    18,672    E 16,198    E 199,217
Cost of revenues..........................      61,968      56,407      10,758        14,820      10,612      154,565
Gross profit .............................      19,264      13,043       2,907         3,852       5,586       44,652
Operating expenses........................                                                                     33,914
Other expenses............................                                                                     (2,747)
Income before income taxes................                                                                      7,991

                                                            NINE MONTH PERIOD ENDED SEPTEMBER 30, 2003
                                              -----------------------------------------------------------------------
                                               ENERGY      TRAFFIC   TRANSPORT   ENVIRONMENT     OTHER        TOTAL
                                              --------    --------   ---------   -----------    --------    ---------
Net revenues..............................    E 72,958    E 46,630   E  16,071   E    14,700    E 15,690    E 166,049
Cost of revenues..........................      56,938      37,585      13,725        10,776      11,016      130,040
Gross profit..............................      16,020       9,045       2,346         3,924       4,674       36,009
Operating expenses........................                                                                     30,758
Other expenses............................                                                                     (2,187)
Income before income taxes................                                                                      3,064

ASSETS BY SEGMENT

The Company evaluates its assets by segment to generate information needed for internal control, resource allocation and performance assessment. This information also helps management to establish a basis for asset realization, determine insurance coverage, assess risk exposure, and meet requirements for external financial reporting. Total assets are presented under Spanish GAAP by segment and then adjusted in the aggregate, along with unallocated assets, to U.S. GAAP.

                                                                     AS OF SEPTEMBER 30, 2004
                                              -----------------------------------------------------------------------
                                               ENERGY      TRAFFIC   TRANSPORT   ENVIRONMENT     OTHER        TOTAL
                                              --------    --------   ---------   -----------    --------    ---------
Segment assets............................    E 85,191    E 48,673   E  10,615   E    19,908    E 61,205    E 225,592
Unallocated assets........................                                                                     25,069
U.S. GAAP adjustments.....................                                                                     35,212
                                                                                                            ---------
Total assets..............................                                                                    285,873
                                                                                                            =========

                                                                     AS OF DECEMBER 31, 2003
                                              -----------------------------------------------------------------------
                                               ENERGY      TRAFFIC   TRANSPORT   ENVIRONMENT     OTHER        TOTAL
                                              --------    --------   ---------   -----------    --------    ---------
Segment assets............................    E104,380    E 55,827   E  14,621   E    17,093    E 63,574    E 255,495
Unallocated assets........................                                                                     53,780
U.S. GAAP adjustments.....................                                                                      7,229
                                                                                                            ---------
Total assets..............................                                                                    316,504
                                                                                                            =========

Unallocated assets include certain financial investments and other assets held for the benefit of the entire Company.

GEOGRAPHIC INFORMATION

      For the nine months ended September 30, 2004 and 2003, sales in Spain comprised 53.5% and 49.4% of the Company's revenues, respectively, under U.S. GAAP. Net revenue consisted of sales to customers in the following countries or areas:

                                     TELVENT
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
           (IN THOUSANDS OF EUROS, EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              2004          2003
                                                              ----          ----
Europe...................................................  E  115,413    E   88,997
Latin America............................................      37,920        42,216
North America............................................      27,949        19,975
China....................................................       6,093         7,228
Other Countries..........................................      11,842         7,633
                                                           ----------    ----------
                                                           E  199,217    E  166,049
                                                           ==========    ==========

      The most significant investments included in long-lived assets, net of depreciation, outside of Spain are located in:

                                                               NINE MONTHS ENDED
                                                                 SEPTEMBER 30,
                                                              2004          2003
                                                              ----          ----
Portugal.................................................  E    5,569    E    5,699
North America............................................         940         1,015
Latin America............................................         298           284
China....................................................          --            --
                                                           ----------    ----------
                                                           E    6,807    E    6,998
                                                           ==========    ==========

12. SUBSEQUENT EVENTS

INITIAL PUBLIC OFFERING

In October 2004, the Company commenced an initial public offering of its ordinary shares (the "Offering") with its sale of 8,700,000 ordinary shares at U.S. $9.00 per share. The Company's ordinary shares are now quoted on the Nasdaq National Market under the symbol "TLVT"; they are not listed on any exchange or otherwise quoted for trading in Spain. The underwriters' partial exercise of their overallotment option in November 2004 increased the final size of the transaction to 9,355,000 ordinary shares, of which 9,247,100 were newly issued shares sold by Telvent and 107,900 were existing shares sold by selling shareholders.

Merrill Lynch & Co., Lehman Brothers and SG Cowen & Co. acted as lead managers and representatives of several underwriters of the Offering.

Prior to the Offering, the Company and some of its subsidiaries belonged, for tax purposes, to a special regime for groups of companies of which the parent is Abengoa. As a consequence of

                                     TELVENT
         NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
          (IN THOUSANDS OF EUROS, EXCEPT SHARE AND PER SHARE AMOUNTS)

the Offering, the Company and its subsidiaries were excluded from the group. It is the Company's intention to petition the Spanish fiscal authorities for a new special regime for the Company and its subsidiaries that will take effect on January 1, 2005.

ICX DEFERRED PAYMENT

On November 25, 2004, the Company paid E0.8 million for the deferred payment for the acquisition of ICX.

B. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

      We are an information technology company that provides value-added real-time products and services solutions to customers in targeted industrial sectors (Energy, Traffic, Transport and Environment) primarily in Europe, North America, Latin America (including Mexico) and China. Our mission-critical real-time solutions and applications collect raw data at the field level, transform that data into operational information, and convert the operational information into business intelligence. We are capable of providing solutions to link this business intelligence to our customers' enterprise information technology systems.

      Our customers include some of the largest energy companies and utilities in the United States, Canada, Spain, Mexico, Brazil and China, the traffic or transport authorities of some of the largest cities in Europe, North America, Latin America and China and a number of government environmental entities in Spain and North America.

      We commenced an initial public offering of our shares (the "Offering") in October 2004, when we sold 8,700,000 of our ordinary shares at $9.00 per share, Our ordinary shares are now quoted on the Nasdaq National Market under the symbol "TLVT"; they are not listed on any exchange or otherwise quoted for trading in Spain. In November 2004, the underwriters of our Offering exercised part of their overallotment option to purchase additional ordinary shares. Pursuant to this exercise, we sold 547,100 additional ordinary shares and certain selling shareholders sold 107,900 ordinary shares to the underwriters. We will use the proceeds we received from the Offering, after underwriting discounts, to implement our business strategy, through acquisitions, joint-ventures and equity investments in "Build-Operate-Transfer" projects.

      Factors that could adversely affect our future financial performance are contained within the "Risk Factors" section of our Registration Statement on Form F-1, as amended, dated October 21, 2004 ("Registration Statement").

RESULTS OF OPERATIONS

      We prepared our financial statements as of and for the three-month periods and the nine-month periods ended September 30, 2004 and September 30, 2003 in accordance with U.S. GAAP.

      Our results of operations for the periods reviewed include the results of operations of our three acquisitions at different points during the periods reviewed:

      - We acquired Metso Automation SCADA Solutions Ltd. and Metso Automation SCADA Solutions Inc. (together, the "NMS Division of Metso") on January 31, 2003. Accordingly, the results of operations of the former NMS Division of Metso are reflected in our results of operations in the entire three-month periods ended September 30, 2003 and September 30, 2004 and the nine month period ended September 30, 2004, but for eight months in our results of operations for the nine months ended September 30, 2003.

      - We acquired the western business unit of Xwave Solutions, Inc. ("Xwave") on July 31, 2004. The results of operations of Xwave are reflected in our results of operations for two months of each of the three-month and nine-month periods ended September 30, 2004, and are not reflected in either of the corresponding periods in 2003.

      - We acquired ICX Sistemas, S.A. ("ICX") on May 21, 2004. The results of operations of ICX are reflected in our results of operations in the entire three-month period and in part of the nine-month period ended September 30, 2004, and are not reflected in either of the corresponding periods in 2003.

      The following sections provide comparative discussions of our results of operations by line item in both the third quarter and the year to date as of the end of the third quarter, and by segment, and geographical region in the year to date as of the end of the third quarter.

                                                         THREE MONTHS                           NINE MONTHS
                                                             ENDED                                 ENDED
                                                         SEPTEMBER 30,                          SEPTEMBER 30,
                                              -----------------------------------     ----------------------------------
                                               2004(1)       2004         2003        2004(1)        2004         2003
                                               -------       ----         ----        -------        ----         ----
Revenues(2)...............................    $  90,247   E   72,680    E  58,252     $247,368    E 199,217    E 166,049
Cost of revenues(2).......................       70,059       56,422       45,602      191,923      154,565      130,040
GROSS PROFIT..............................       20,188       16,258       12,650       55,446       44,652       36,009
General and administrative................        6,322        5,091        4,874       20,421       16,446       16,680
Sales and marketing.......................        1,964        1,582          984        7,362        5,928        4,601
Research and development..................        3,185        2,565        1,238        7,548        6,079        4,409
Depreciation and amortization.............        2,374        1,912        1,877        6,781        5,461        5,068
 TOTAL OPERATING EXPENSES.................       13,845       11,150        8,973       42,112       33,914       30,758
INCOME FROM OPERATIONS....................        6,344        5,108        3,677       13,333       10,738        5,251
Financial (expense), net..................       (1,178)        (949)        (968)      (3,530)      (2,843)      (2,123)
Other income (expense), net...............           42           34          (64)         119           96          (64)
 TOTAL OTHER INCOME (EXPENSE).............       (1,136)        (915)      (1,032)      (3,411)      (2,747)      (2,187)
Income before income taxes................        5,206        4,193        2,645        9,922        7,991        3,064
Income tax expense........................        1,115          898          888        1,252        1,008          838
NET INCOME................................    $   3,363   E    2,708    E   1,749     $  7,890    E   6,354    E   2,203
                                              =========   ==========    =========     ========    =========    =========

------------
(1) Data presented in U.S. Dollars was translated from Euros to U.S. Dollars at the exchange rate of U.S. $1.2417 to E1.00 (based on the noon buying rate on September 30, 2004). We make no representation that any Euro or U.S. Dollar amount could have been, or could be, converted into U.S. Dollars or Euros, as the case may be, at any particular rate, the rates stated above, or at all.

(2) During 2003, we implemented the requirements of FIN 46-R, "Consolidation of Variable Interest Entities" for those variable interest entities that had been created after January 31, 2003. As of January 1, 2004, we extended the implementation of FIN 46-R to those variable interest entities that had been created prior to February 1, 2003. The effect of this implementation was to consolidate certain joint venture agreements for the three months and nine months ended September 30, 2004. The effect of this consolidation was our recording additional revenues of E6.0 million relating to other joint venture partners and additional cost of revenues of E5.4 million relating to other joint venture partners for the three months ended September 30, 2004 and our recording additional revenues of E16.0 million relating to other joint venture partners and additional cost of revenues of E14.9 million relating to other joint venture partners for the nine months ended September 30, 2004. The financial statements of prior periods were not restated and the effect of consolidating these entities did not result in a cumulative effect of a change in accounting principle as of January 1, 2004. We participate in these temporary joint-venture consortiums in certain of our long-term service contracts. These joint ventures are variable interest entities as they have no equity and are operated through a management committee, comprised of equal representation from each of the venture partners, which makes decisions about the joint venture's activities.

Revenues

                                                           NINE MONTHS               NINE MONTHS
THREE MONTHS ENDED          THREE MONTHS ENDED                ENDED                     ENDED
SEPTEMBER 30, 2004          SEPTEMBER 30, 2003         SEPTEMBER 30, 2004         SEPTEMBER 30, 2003
------------------          -------------------        ------------------         ------------------
                (IN THOUSANDS)                                         (IN THOUSANDS)
    E  72,680                   E   58,252                E    199,217               E    166,049

      The increases in our revenues for the three- and nine-month periods ended September 30, 2004 over the corresponding periods in 2003 were due primarily to organic growth in our businesses and the effect of the consolidation of revenue from our temporary joint venture consortiums, the majority of which were consolidated for the first time in 2004 due to a change in accounting for those consortiums (see Notes 2 and 3 to our Unaudited Condensed Consolidated Financial Statements). In the three-month period ended September 30, 2004, we consolidated additional revenues of E6.0 million relating to other joint venture partners, and in the nine-month period ended September 30, 2004, we consolidated additional revenues of E16.0 million relating to other joint venture partners. However, these increases in our revenues were partially offset by the negative impact of the translation of our non-Euro-denominated revenues into Euros from the average exchange rate appreciation of the Euro against other currencies in which we generated revenues. Xwave and ICX provided E0.8 million and E0.9 million, respectively, in revenues in the third quarter of 2004.

Cost of Revenues

                 PERCENTAGE OF                     PERCENTAGE OF                   PERCENTAGE OF                   PERCENTAGE OF
                 REVENUES FOR                      REVENUES FOR                    REVENUES FOR                    REVENUES FOR
THREE MONTHS     THREE MONTHS     THREE MONTHS     THREE MONTHS    NINE MONTHS     NINE MONTHS     NINE MONTHS     NINE MONTHS
   ENDED            ENDED            ENDED            ENDED           ENDED           ENDED           ENDED           ENDED
SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
   2004              2004             2003             2003             2004           2004             2003            2003
------------     -------------    -------------    -------------   -------------   -------------   -------------   -------------
                     (EUROS IN THOUSANDS)                                              (EUROS IN THOUSANDS)
 E  56,422           77.6%          E  45,602          78.3%        E  154,565         77.6%         E 130,040          78.3%

      Our cost of revenues as a percentage of revenues decreased slightly from the three months ended September 30, 2003 to the three months ended September 30, 2004, and from the nine months ended September 30, 2003 to the nine months ended September 30, 2004, primarily due to the incorporation of more revenues from higher value-added applications with higher gross margins and the contributions of our managed services and healthcare IT businesses. Cost of revenues for the three months ended September 30, 2004 included E5.4 million due to the effect of the consolidation of cost of revenues from our temporary consortiums, which represents the cost of revenues attributable to other joint venture partners; such consolidated costs reduced our gross margin. For the nine months ended September 30, 2004, the amount of our cost of revenues attributable to consortium consolidation was E14.9 million. In addition, our cost of revenues from non-Euro-denominated expenses was lower than it otherwise would have been as a result of the translation of our non-Euro-denominated costs due to the average exchange rate appreciation of the Euro against other currencies.

General and Administrative

                 PERCENTAGE OF                     PERCENTAGE OF                   PERCENTAGE OF                   PERCENTAGE OF
                 REVENUES FOR                      REVENUES FOR                    REVENUES FOR                    REVENUES FOR
THREE MONTHS     THREE MONTHS     THREE MONTHS     THREE MONTHS     NINE MONTHS     NINE MONTHS     NINE MONTHS    NINE MONTHS
   ENDED            ENDED            ENDED            ENDED            ENDED           ENDED           ENDED          ENDED
SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
   2004              2004             2003             2003             2004           2004             2003            2003
------------     -------------    -------------    -------------   -------------   -------------   -------------   -------------
                     (EUROS IN THOUSANDS)                                              (EUROS IN THOUSANDS)
  E 5,091            7.0%            E 4,874            8.4%         E  16,446          8.3%         E  16,680         10.0%

      Our general and administrative expenses as a percentage of revenues decreased from the three months ended September 30, 2003 to the three months ended September 30, 2004, and for the nine months ended September 30, 2003 to the nine months ended September 30, 2004, due to cost savings that we achieved from our continuing restructuring efforts and the elimination of a E0.6 million provision for an expense related to one of the minority investments that we sold in 2004 that we do not expect to incur. Our stock compensation plan increased our general and administrative expenses; the impact of these charges was E1.1 million and E0.4 million for the nine months ended September 30, 2004 and September 30, 2003, respectively.

Sales and Marketing

                 PERCENTAGE OF                     PERCENTAGE OF                   PERCENTAGE OF                   PERCENTAGE OF
                 REVENUES FOR                      REVENUES FOR                    REVENUES FOR                    REVENUES FOR
THREE MONTHS     THREE MONTHS     THREE MONTHS     THREE MONTHS     NINE MONTHS    NINE MONTHS      NINE MONTHS     NINE MONTHS
   ENDED            ENDED            ENDED            ENDED            ENDED          ENDED            ENDED           ENDED
SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
   2004              2004             2003             2003             2004           2004             2003            2003
------------     -------------    -------------    -------------   -------------   -------------   -------------   -------------
                     (EUROS IN THOUSANDS)                                               (EUROS IN THOUSANDS)
  E 1,582             2.2%           E  984            1.7%          E  5,928          3.0%          E  4,601           2.8%

      Our sales and marketing expense increased from the three months ended September 30, 2003 to the three months ended September 30, 2004, and from the nine months ended September 30, 2003 to the nine months ended September 30, 2004, primarily as a result of higher sales personnel costs associated with an increase in our efforts to pursue new opportunities during these periods.

Research and Development

                 PERCENTAGE OF                     PERCENTAGE OF                   PERCENTAGE OF                   PERCENTAGE OF
                 REVENUES FOR                      REVENUES FOR                    REVENUES FOR                    REVENUES FOR
THREE MONTHS     THREE MONTHS     THREE MONTHS     THREE MONTHS    NINE MONTHS     NINE MONTHS     NINE MONTHS     NINE MONTHS
   ENDED            ENDED            ENDED            ENDED           ENDED           ENDED           ENDED           ENDED
SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
   2004              2004             2003             2003             2004           2004             2003            2003
------------     -------------    -------------    -------------   -------------   -------------   -------------   -------------
                     (EUROS IN THOUSANDS)                                               (EUROS IN THOUSANDS)
  E  2,565           3.5%           E  1,238           2.1%          E  6,079          3.1%          E  4,409           2.7%

      Our research and development expenses increased in both the three- and nine-month periods ended September 30, 2004 over the corresponding periods in 2003 as a result of a targeted increase in research and development projects related to the development of higher value-added applications in line with our "up the hourglass" strategy. Our "hourglass" business model, supporting our goal of sustaining revenue growth and increasing profit margins by shifting product mix toward our higher value-added applications, focuses on our belief that fewer companies provide solutions for higher value-added applications such as control systems and advanced operational applications than for lower value-added applications such as capturing field data or business application solutions.

Depreciation and Amortization

                 PERCENTAGE OF                     PERCENTAGE OF                   PERCENTAGE OF                   PERCENTAGE OF
                 REVENUES FOR                      REVENUES FOR                    REVENUES FOR                    REVENUES FOR
THREE MONTHS     THREE MONTHS      THREE MONTHS    THREE MONTHS    NINE MONTHS     NINE MONTHS     NINE MONTHS     NINE MONTHS
   ENDED            ENDED            ENDED            ENDED           ENDED           ENDED           ENDED           ENDED
SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
   2004              2004             2003             2003             2004           2004             2003            2003
------------     -------------    -------------    -------------   -------------   -------------   -------------   -------------
                     (EUROS IN THOUSANDS)                                               (EUROS IN THOUSANDS)
   E 1,912           2.6%           E  1,877            3.2%         E  5,461          2.7%          E  5,068           3.1%

      Our depreciation and amortization expense remained stable from the three months ended September 30, 2003 to the three months ended September 30, 2004. However, depreciation and amortization increased from the nine months ended September 30, 2003 to the nine months ended September 30, 2004 due to the inclusion of the NMS Division of Metso. The impact of the non-cash expense with respect to the amortization of the purchase price allocation relating to the acquisition of the NMS Division of Metso and Xwave was E1.7 million during the nine months ended September 30, 2004, and relating to the acquisition of the NMS Division of Metso was E1.4 million during the nine months ended September 30, 2003.

Financial (Expense), Net

                 PERCENTAGE OF                     PERCENTAGE OF                   PERCENTAGE OF                   PERCENTAGE OF
                 REVENUES FOR                      REVENUES FOR                    REVENUES FOR                    REVENUES FOR
THREE MONTHS     THREE MONTHS     THREE MONTHS     THREE MONTHS    NINE MONTHS     NINE MONTHS     NINE MONTHS     NINE MONTHS
   ENDED            ENDED            ENDED            ENDED           ENDED           ENDED           ENDED           ENDED
SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
   2004              2004             2003             2003             2004           2004             2003            2003
------------     -------------    -------------    -------------   -------------   -------------   -------------   -------------
                     (EUROS IN THOUSANDS)                                               (EUROS IN THOUSANDS)
  E  (949)          (1.3)%           E (968)           (1.7)%        E (2,843)         (1.4)%        E (2,123)         (1.3)%

      Financial expense increased in the nine months ended September 30, 2004 over the same period in 2003 because of the higher appreciation of the Euro against the U.S. Dollar for the nine months ended September 30, 2003, as compared to the same period of 2003. To the extent that our non-Euro-denominated monetary assets exceed our non-Euro denominated monetary liabilities, our results of operations will be negatively affected by an appreciation of the Euro against other currencies and positively affected by depreciation of the Euro against other currencies. At September 30, 2004, we reflected a financial expense of E1.0 million related to derivatives. At September 30, 2003, our financial expense related to derivatives was E1.4 million. Our financial expense also increased from the nine months ended September 30, 2003 to the nine months ended September 30, 2004 due to debt we incurred in May 2003 to re-finance our acquisition of the NMS Division of Metso, which bears interest at a higher rate than the debt we repaid. See "Changes in Financial Condition," below.

Income Tax Expense

      Third quarter income tax expense was E0.9 million in both 2003 and 2004, but increased from E0.8 million in the nine months ended September
30, 2003 to E1.0 million in the nine
months ended September 30, 2004. Income tax expense is based on our level of income before income taxes, our research and development deductions, and net operating losses.

Net Income

                 PERCENTAGE OF                     PERCENTAGE OF                   PERCENTAGE OF                   PERCENTAGE OF
                 REVENUES FOR                      REVENUES FOR                    REVENUES FOR                    REVENUES FOR
THREE MONTHS     THREE MONTHS     THREE MONTHS     THREE MONTHS    NINE MONTHS     NINE MONTHS     NINE MONTHS     NINE MONTHS
   ENDED            ENDED            ENDED            ENDED           ENDED           ENDED           ENDED           ENDED
SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
   2004              2004             2003             2003             2004           2004             2003            2003
------------     -------------    -------------    -------------   -------------   -------------   -------------   -------------
                     (EUROS IN THOUSANDS)                                               (EUROS IN THOUSANDS)
  E 2,708            3.7%           E  1,749           3.0%           E 6,354          3.2%          E  2,203          1.3%

      As a result of the reasons described above, our net income increased
E1.0 million from the three months ended September 30, 2003 to the three months ended September 30, 2004, and increased E4.2 million from the nine months ended September 30, 2003 to the nine months ended September 30, 2004.

SEGMENT ANALYSIS

      We prepared the following information on our results in the Energy, Traffic, Transport and Environment sectors in the nine-month periods ended September 30, 2004 and 2003 in accordance with U.S. GAAP. This represents a change from our presentation of segment information in Spanish GAAP in our Registration Statement on Form F-1, as amended, dated October 21, 2004 ("Registration Statement"). In the third quarter of 2004, management began receiving internal reports of this information in U.S. GAAP, in addition to Spanish GAAP, and began managing its business in accordance with the U.S. GAAP information. We believe that the presentation below in U.S. GAAP represents enhanced disclosure in the United States. However, we do not have a quarterly breakdown of results by segment under U.S. GAAP for 2003, and so we are unable to compare our segment performance under U.S. GAAP for the three month periods ended September 30, 2003 and 2004.

                                                           NINE MONTHS ENDED SEPTEMBER 30, 2004
                                             ----------------------------------------------------------------------
                                                                                  ENVIRON-
                                              ENERGY      TRAFFIC    TRANSPORT      MENT       OTHER        TOTAL
                                              ------      -------    ---------      ----       -----        -----
                                                               (EUROS IN THOUSANDS)
Revenues................................     E 81,232     E 69,450    E 13,665   E  18,672   E  16,198    E 199,217
Gross profit............................       19,264       13,043       2,907       3,852       5,586       44,652
Gross margin............................         23.7%        18.8%       21.3%       20.6%       34.5%        22.4%

                                                           NINE MONTHS ENDED SEPTEMBER 30, 2003
                                             ----------------------------------------------------------------------
                                                                                  ENVIRON-
                                              ENERGY      TRAFFIC    TRANSPORT      MENT       OTHER        TOTAL
                                              ------      -------    ---------      ----       -----        -----
                                                               (EUROS IN THOUSANDS)
Revenues................................     E 72,958     E 46,630    E 16,071   E  14,700   E  15,690    E 166,049
Gross profit............................       16,020        9,045       2,346       3,924       4,674       36,009
Gross margin............................         22.0%        19.4%       14.6%       26.7%       29.8%        21.7%

      Energy

                                         PERCENTAGE                        PERCENTAGE
                                         OF REVENUES                       OF REVENUES
                                             FOR                              FOR
                         NINE               NINE              NINE            NINE
                        MONTHS             MONTHS            MONTHS          MONTHS
                        ENDED               ENDED            ENDED           ENDED
                    SEPTEMBER 30,       SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,
                         2004               2004              2003            2003
                    -------------       -------------    -------------    -------------
                                             (EUROS IN THOUSANDS)
Revenues             E  81,232              40.8%          E  72,958          43.9%
Gross Profit            19,264                                16,020

      Our Energy sector revenues increased from the nine months ended September 30, 2003 to the nine months ended September 30, 2004 due to general good business performance, including robust percentage completion of contracts. Our reported revenues in this sector were further constrained by the increase in the average exchange rate of the Euro, our reporting currency, relative to other currencies in which our revenues are denominated, primarily the U.S. Dollar; in the nine months ended September 30, 2004, 67.8% of our Energy revenues were recorded in currencies other than the Euro. Gross margin increased overall in this sector due to the overall performance in the execution of our services and the increase in the incorporation of higher value-added solutions in our projects.

      Traffic

                                         PERCENTAGE                        PERCENTAGE
                                         OF REVENUES                      OF REVENUES
                                             FOR                              FOR
                         NINE               NINE              NINE            NINE
                        MONTHS             MONTHS            MONTHS          MONTHS
                        ENDED               ENDED            ENDED           ENDED
                    SEPTEMBER 30,       SEPTEMBER 30,    SEPTEMBER 30,    SEPTEMBER 30,
                         2004               2004              2003             2003
                    -------------       -------------    -------------    -------------
                                             (EUROS IN THOUSANDS)
Revenues              E 69,450              34.9%          E  46,630           28.1%
Gross Profit            13,043                                 9,045

      As most of our temporary joint venture consortiums are in our Traffic segment, most of the impact of the change in accounting for these consortiums is reflected in the increased revenues in this sector in the nine months ended September 30, 2004 over the same period in 2003. However, good general business performance and a high percentage completion of contracts also contributed to the 48.9% increase in revenues in this sector in the same year-over-year period. Most of our Traffic sector revenues derive from Euro-denominated contracts, so our performance in this sector was less affected in the nine months ended September 30, 2004 by the appreciation of the average exchange rate of the Euro than our performance in the Energy sector. However, our naval traffic revenues, which come from a joint venture in which we participate, declined from E5.4 million in the nine months ended September 30, 2003 to E2.8 million in the nine months ended September 30, 2004. Our gross margin in this segment was diminished by the effect of the consolidation of our temporary joint venture consortiums.

      Transport

                                        PERCENTAGE                      PERCENTAGE
                                        OF REVENUES                     OF REVENUES
                                           FOR                              FOR
                           NINE            NINE             NINE           NINE
                          MONTHS          MONTHS           MONTHS         MONTHS
                          ENDED           ENDED            ENDED           ENDED
                       SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                           2004            2004            2003            2003
                       -------------   -------------   -------------   -------------
                                         (EUROS IN THOUSANDS)
Revenues                 E 13,665           6.9%         E  16,071         9.7%
Gross Profit                2,907                            2,346

      Revenues within our Transport sector for the nine months ended September 30, 2004 decreased from revenues for the nine months ended September 30, 2003 because of the overall economic slowdown during the second quarter in Spain, where the majority of our revenues in this sector historically have been derived. The effect of the slowdown was amplified in the Transport sector as the majority of our Transport customers are public transport services, which are especially susceptible to delays in decision-making and postponement of the authorization of new expenditures during periods of political uncertainty (like the relatively brief such period following the Spanish elections in March 2004). As in our Traffic segment, most of our Transport sector revenues derive from Euro-denominated contracts, so our performance in this sector was less affected in the nine months ended September 30, 2004 by the appreciation of the average exchange rate of the Euro than our performance in the Energy sector. Our gross margin in this sector is in line with our expectation for our full fiscal year 2004.

      Environment

                                        PERCENTAGE                      PERCENTAGE
                                        OF REVENUES                     OF REVENUES
                                            FOR                             FOR
                           NINE            NINE            NINE            NINE
                          MONTHS          MONTHS          MONTHS          MONTHS
                           ENDED           ENDED           ENDED           ENDED
                       SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                            2004           2004            2003            2003
                       -------------   -------------   -------------   -------------
                                            (EUROS IN THOUSANDS)
Revenues                 E 18,672           9.4%         E 14,700           8.9%
Gross Profit                3,852                           3,924

      The increase in revenues in our Environment sector from the nine months ended September 30, 2003 to the nine months ended September 30, 2004 reflects the revenue impact of several new projects that we commenced in the second half of 2003, primarily in other countries, particularly Mozambique, Jordan and Bolivia. 76.5% of our Environment sector revenues were recorded in Euros, so our performance in this sector was less affected in the nine months ended September 30, 2004 by the appreciation of the average exchange rate of the Euro than our performance in the Energy sector. Although there was a decline in our gross margin in the nine months ended September 30, 2004 compared to the nine months ended September 30, 2003, the current gross margin is in line with our expectations for the segment for the full fiscal year 2004.

   Other

                                         PERCENTAGE                     PERCENTAGE
                                        OF REVENUES                    OF REVENUES
                                            FOR                            FOR
                           NINE            NINE             NINE           NINE
                          MONTHS          MONTHS           MONTHS         MONTHS
                           ENDED           ENDED           ENDED          ENDED
                       SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,   SEPTEMBER 30,
                           2004            2004             2003           2003
                       -------------   -------------   --------------  -------------
                                              (EUROS IN THOUSANDS)
Revenues                 E 16,198          8.1%           E 15,690         9.4%
Gross Profit                5,586                            4,674

      The amounts above represent further market development and our continuing evaluation of new sectors such as health care. They also reflect the managed services projects we provide through our real-time process outsourcing activities. Projects in this sector are conducted through Euro-denominated contracts, so our performance in this sector was not affected in the nine months ended September 30, 2004 by the appreciation of the average exchange rate of the Euro. Gross margin improved due to the growth in revenues associated with our health care business in this sector without a corresponding increase in costs.

GEOGRAPHICAL REVENUES

      The following table identifies our revenues by region and the approximate percentage of revenues by region as a percentage of total revenues during the nine month periods ended September 30, 2004 and September 30, 2003 in accordance with U.S. GAAP. This represents a change from our presentation of geographical revenues in Spanish GAAP in our Registration Statement. In the third quarter of 2004, management began receiving internal reports of this information in U.S. GAAP, in addition to Spanish GAAP, and began managing its business in accordance with the U.S. GAAP information. However, we do not have a quarterly breakdown of results by region under U.S. GAAP for 2003, and so we are unable to compare our regional performance under U.S. GAAP for the three months ended September 30, 2003 and 2004. Period-to-period changes in the geographical distribution of our revenues may be influenced by the contracts we perform in any particular period, and the changes may not reflect the long-term direction of our business.

                                                   REVENUES BY GEOGRAPHICAL REGION
                                       -----------------------------------------------------
                                                    PERCENTAGE                   PERCENTAGE
                                                        OF                           OF
                                                   REVENUES FOR                 REVENUES FOR
                                          NINE         NINE         NINE            NINE
                                         MONTHS       MONTHS       MONTHS          MONTHS
                                         ENDED        ENDED         ENDED          ENDED
                                       SEPTEMBER     SEPTEMBER    SEPTEMBER      SEPTEMBER
                                          30,           30,          30,            30,
                                         2004          2004         2003            2003
                                       ---------   ------------   ---------     ------------
                                                     (EUROS IN THOUSANDS)
Europe(1).........................     E 115,413       58.0%      E  88,997         53.6%
Latin America.....................        37,920       19.0          42,216         25.4
North America.....................        27,949       14.0          19,975         12.0
China.............................         6,093        3.1           7,228          4.4
Other.............................        11,842        5.9           7,633          4.6
                                       ---------       ----       ---------         ----
 Total Revenues...................     E 199,217        100%      E 166,049          100%
                                       =========                  =========

-----------------
(1) Substantially all of our revenues in Europe are derived from Spain.

Seasonality

      We do not believe there is inherent seasonality in our revenues as reported under U.S. GAAP. Historically we have experienced fluctuations in the cash we receive throughout the year as we tend to receive greater payments in the first and fourth quarters than in the second and third quarters due to the budgetary cycles of some of our customers.

CHANGES IN FINANCIAL CONDITION

   Operating Activities

                                                                 NINE MONTHS     NINE MONTHS
                                                                    ENDED           ENDED
                                                                SEPTEMBER 30,   SEPTEMBER 30,
                                                                    2004             2003
                                                                -------------   -------------
                                                                        (IN THOUSANDS)
Net cash (used in) operating activities.....................     E (9,848)       E (9,384)

      Our net cash used in operating activities increased in the nine months ended September 30, 2004, as compared with the nine months ended September 30, 2003. We had E5.1 million of non-cash adjustments to net income for the nine months ended September 30, 2004, including depreciation and amortization charges of E6.1 million, compared with E5.3 million of non-cash adjustments to net income, including E5.7 million of depreciation and amortization charges, for the nine months ended September 30, 2003. Working capital and temporary joint ventures used E21.9 million of our operating cash in the nine months ended September 30, 2004 compared with E16.9 million in the nine months ended September 30, 2003. The decrease in operating cash for the nine months ended September 30, 2004 was mainly due to the increase in our inventory of E6.5 million, in our unbilled revenues of E24.2 million and our accounts receivable of E0.8 million and the incorporation of the temporary joint venture consortiums' working capital of E0.9 million. These changes were partially offset by an increase in billing in excess of cost and estimated earnings of E6.2 million, accrued and other liabilities of E1.2 million and the increase in our accounts payable, related parties and other assets of E3.2 million. The decrease in operating cash for the nine months ended September 30, 2003 was mainly due to the increase in our inventory of E12.0 million and unbilled revenues of E20.3 million and accounts receivable of E5.6 million. These changes were partially offset by our decrease in accounts payable, related parties and other assets of E1.0 million and the increase in our billing in excess of cost and estimated earnings of E9.6 million and accrued and other liabilities of E10.4 million.

   Investing Activities

                                                                 NINE MONTHS     NINE MONTHS
                                                                    ENDED           ENDED
                                                                SEPTEMBER 30,   SEPTEMBER 30,
                                                                    2004            2003
                                                                -------------   --------------
                                                                       (IN THOUSANDS)
Net cash provided by (used in) investing activities.........      E (5,708)       E 33,664

      Investing activities used cash in the nine months ended September 30, 2004, while providing significant net cash in the nine months ended September 30, 2003, because the 2003 period reflected our receipt of the E49.7 million previously held in a cash collateral account relating to our former investment in Xfera. In the nine months ended September 30, 2004, we received E32.4 million from the disposal of investments E25.6 million of which related to the sale of our Xfera investment), we used
E5.2 million borrowed from related parties to pay the deferred payment of the acquisition of the NMS Division of Metso, and we used cash of E3.1 million to purchase equipment. Additionally, as of September 30, 2004, we loaned E28.1 million to Abengoa under our credit arrangement with Abengoa. Our investing activities in the nine months ended September 30, 2003 primarily related to the acquisition of the NMS Division of Metso.

   Financing Activities

                                                                 NINE MONTHS     NINE MONTHS
                                                                    ENDED           ENDED
                                                                SEPTEMBER 30,   SEPTEMBER 30,
                                                                    2004            2003
                                                                -------------   -------------
                                                                       (IN THOUSANDS)
Net cash provided by (used in) financing activities.........       E2,534      E  (47,408)

      Financing activities used significantly more cash in the nine months ended September 30, 2003 than the amount of cash provided by financing activities in the nine months ended September 30, 2004. During the 2003 period, we repaid to Abengoa the entire E49.7 million of cash collateral that had been held in escrow as security for guarantees made in relation to our investment in Xfera. Additionally, we incurred E12.9 million in net short-term debt and long-term debt to partially finance the NMS Division of Metso acquisition, and we paid for 80% of this acquisition, net of cash, plus our investment in Xfera using proceeds from borrowings and available cash. During the 2004 period, we received E20.4 million from Abengoa, S.A. ("Abengoa") under our credit arrangement that was used mainly to repay E19.5 million of short-term debt incurred in connection with our acquisition of the NMS Division of Metso, and received E1.7 million in proceeds of short-term and long-term debt.

   Credit Arrangements and Loan Facilities.

      Details of our credit agreements and loan facilities are set forth in our Registration Statement. Our indebtedness under the Abengoa Credit Arrangement as of September 30, 2004 was E11.6 million after giving effect to the use of E25.6 million of proceeds from our disposition of our Xfera investment, and E33.4 million remained available to us as of this date. We incur no costs and receive no payments under this arrangement unless and until we borrow or loan funds thereunder.

      As of September 30, 2004, the maximum amount under the ABN Amro Loan Facility to which we were assured access was E1.7 million, and the aggregate amount outstanding under the two separate credit facilities of Telvent Canada Ltd. ("Telvent Canada") with LaSalle Bank was E7.8 million. Telvent Canada satisfied its September 30, 2004 covenant requirement under these facilities described in our Registration Statement, and foresees no problem in meeting its covenant obligations in the future.

      As of May 21, 2004, we requested that two of our subsidiaries be released as guarantors and obligors of a syndicated loan facility in the amount of E500.0 million that is guaranteed by Abengoa and certain of its subsidiaries. As of July 9, 2004, the syndicated loan agent accepted the request and waived the guarantees given by our subsidiaries with respect to this loan, subject to the closing of our initial public offering and the addition of guarantors and obligors other than Telvent companies. Our subsidiaries were released from these guarantees on October 26, 2004, the date of the closing of our initial public offering.

FORWARD-LOOKING STATEMENTS

      Many statements in this Form 6-K contain forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "is/are likely to" or other similar expressions. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. These forward-looking statements include, among other things:

      - our anticipated growth strategies in each of the sectors in which we operate;

      -     the levels of growth we anticipate in our targeted geographies;

      - our future business development, results of operations and financial condition;

      - the effect on our results of operations of the March 11 terrorist attack and the transition to the new government in Spain;

      -     the success of our research and development activities;

      - our ability to continue to control costs and maintain the quality of our services and solutions;

      - our ability to develop technologically advanced solutions and to execute successfully our real-time process outsourcing programs;

      - risks associated with the financing of "Build-Operate-Transfer" programs;

      -     our ability to provide integrated IT solutions;

      - our ability to sell additional products to our existing customer base;

      - our expectations regarding information technology expenditures by our customers;

      - our ability to identify, acquire and integrate complementary businesses;

      - the trend of our customers to outsource more of their mission-critical activities;

      - our expectations regarding the payment of dividends and our future effective tax rate;

      - our ability to grow based upon our relationship with our parent company Abengoa,

            S.A.;

      -     Abengoa's future activities with respect to us;

      - our ability to retain senior management and other highly-skilled personnel;

      -     our anticipated use of proceeds;

      - our ability to increase revenues and operating margins by shifting our product mix; and

      - the importance of our alliances, joint venture partners and investments.

      We cannot assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. You should not rely upon forward-looking statements as predictions of future events. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

C.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      Market risk is the risk of unexpected losses in earnings relating to our assets and liabilities from unfavorable changes in interest rates, foreign exchange rates and equity prices. The primary market risk we are exposed to is exchange rate risk associated with contracts denominated in currencies other than the Euro. We are also exposed to a lesser extent to interest rate risk from our interest-bearing assets and liabilities and equity price risk on our marketable equity investments.

Exchange Rate Risk

      The majority of our assets, liabilities, sales and costs are denominated in Euros. Our Spanish business enters into contracts where revenues and costs are denominated in other currencies, principally the U.S. Dollar. Our foreign subsidiaries also enter into contracts principally denominated in local currencies, the U.S. Dollar or the Euro that are managed against their functional currency or the Euro. At the present time, we generally hedge our currency risk on a project-specific basis only where our revenues and/or costs are denominated in currencies which differ from the functional currency of our contracting entity. We currently do not engage in currency translation hedging with respect to the Euro.

      We manage our foreign exchange exposures in accordance with our internal policies and guidelines. We manage the foreign currency exposure on an individual contract basis using foreign exchange contracts that generally have maturities of three months to 12 months and that mature when the forecasted revenues or expenses are anticipated to occur. The counterparties to these contracts are highly-rated financial institutions.

      Although these are economic hedges, in accordance with our financial statements prepared in accordance with U.S. GAAP, we record these contracts at fair value on our balance sheet, with related gains and losses recorded as earnings on our consolidated statement of operations, because the financial statements provided in our Registration Statement were our initial U.S. GAAP financial statements and we were not able to receive hedge accounting treatment for these economic hedges retroactively.

      The following tables provide quantitative information about our foreign exchange contracts by principal currency as of September 30, 2004 and December 31, 2003.

                                                AS OF SEPTEMBER 30, 2004
                        --------------------------------------------------------------------
                        POSITIVE FAIR                     NEGATIVE FAIR
                           VALUE       NOTIONAL AMOUNT        VALUE          NOTIONAL AMOUNT
                        -------------  ---------------    --------------     ---------------
                                                 (IN THOUSANDS)
EURO / U.S. DOLLARS
VERSUS:
U.S. Dollars              E   660        E  7,260           E   853            E  6,466
Japanese Yen                  480           5,776               480               5,776
Brazilian Reals               447           3,125               522               3,738
Mexican Pesos                  58           5,115                10               3,249
Canadian Dollars            1,127          25,305               774                 283
                          -------        --------           -------            --------
                          E 2,773        E 46,583           E 2,638            E 19,512
                          =======        ========           =======            ========

                                               AS OF DECEMBER 31, 2003
                        --------------------------------------------------------------------
                        POSITIVE FAIR                     NEGATIVE FAIR
                           VALUE       NOTIONAL VALUE         VALUE          NOTIONAL VALUE
                        -------------  ---------------    --------------     ---------------
                                                 (IN THOUSANDS)
EURO / U.S. DOLLARS
VERSUS:
U.S. Dollars              E 2,136         E 23,662           E 3,486             E 19,741
Japanese Yen                  325            5,814               369                6,806
Brazilian Reals               234            3,345                62                  364
Mexican Pesos                 121           10,657                --                   --
                          -------         --------           -------             --------
                          E 2,816         E 43,478           E 3,917             E 26,911
                          =======         ========           =======             ========

      The above tables include embedded derivatives that we bifurcate from certain long-term binding contracts denominated in a different currency to the functional or reporting currency of either party. Similar to freestanding derivatives, these are recorded at fair value within the balance sheet with related gains and losses recorded in earnings.

      As a result of our increase in sales in North America in 2003 due to the acquisition of the NMS Division of Metso, we were subject to greater exposure to fluctuations between the U.S. Dollar and the Euro. As the percentage of our U.S. Dollar-denominated revenues continues to increase as a percentage of our revenues, we expect this trend to continue.

Interest Rate Risk

      We are also exposed to interest rate risk from our interest-bearing debt obligations. The interest rate on these instruments is based on a rate of three-month or one-year EURIBOR, plus the applicable margins. We do not currently engage in any hedging of interest rate risk through the use of forward contracts, swaps or any other derivative instruments. We use interest rate caps to limit the impact of interest rate increases for some of our long-term debt obligations. We manage certain specific exposures using interest rate caps to limit the impact of interest rate increases. These contracts mature between 2006 and 2008. Our exposure is limited to the premiums paid to purchase the caps. Total premiums paid were E71,500 during the year ended December 31, 2003, and no premiums were paid during the nine-month periods ended September 30, 2004 and 2003.

      Details of the terms of our short-term and long-term debt are reflected in Notes 13 and 14, respectively, in the Notes to Consolidated Financial Statements included in our Registration Statement.

Equity Price Risk

      During the quarter ended September 30, 2004, we disposed of our entire portfolio of marketable equity securities exposed to equity price risk. As of December 31, 2003, the fair value of our marketable equity securities was E2.7 million, reflecting gross unrealized gains of E1.6 million before taxes.

                                OTHER INFORMATION

A.    LEGAL PROCEEDINGS

      There have been no material changes to the legal proceedings reported in our Registration Statement.

B.    USE OF PROCEEDS

      On October 21, 2004, the SEC declared effective our Registration Statement (File No. 333-119508) to register 10,005,000 ordinary shares at an initial public offering price of $9.00 per share (for an aggregate price of $90,045,000), and the offering of our ordinary shares pursuant to this Registration Statement commenced. On that date, we agreed to sell 8,700,000 ordinary shares to the underwriters (whose representatives were Merrill Lynch & Co., Lehman Brothers, and SG Cowen & Co.) at $9.00 per share (for an aggregate price of $78,300,000). In November 2004, the underwriters exercised in part their one-time option to purchase 655,000 of the 1,305,000 ordinary shares registered to cover the overallotment option; we sold 547,100 such ordinary shares to the underwriters at $9.00 per share (for an aggregate price of $4,923,900), and certain selling shareholders sold the remaining 107,900 of such shares at $9.00 per share (for an aggregate price of $971,100).

      Our expenses of the offering are $5,825,673 for underwriting discounts and commissions and an estimated E4,956,000 for other expenses (including costs for professional fees relating to accounting advice and legal costs during the nine months ended September 30, 2004). As disclosed in the Registration Statement, our expenses are subject to reimbursement. We expect our net proceeds of the Offering to be approximately $77.4 million. No Offering expenses were paid directly or indirectly to our directors, our affiliates, or any person owning 10% or more of any class of our equity securities. The Offering has terminated.


      On November 25, 2004, the Company used E0.8 million of the net proceeds to pay the deferred payment for the acquisition of ICX Sistemas, S.A.

SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                                             TELVENT GIT, S.A.
                                             (Registrant)

                                             By: /s/ Manuel Sanchez
                                                 -----------------------
                                                 Name: Manuel Sanchez
                                                 Title: Chief Executive Officer

Date: November 29, 2004